Exhibit 99.1

Press Release

HUTCHMED Announces that Inmagene Exercises Option to License Two Drug Candidates as Part of Strategic Partnership

Hong Kong, Shanghai & Florham Park, NJ — Friday, February 2, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announced that, Inmagene Biopharmaceuticals (“Inmagene”) has exercised options to license two drug candidates discovered by HUTCHMED, IMG-007 and IMG-004 (the “Options”) pursuant to the terms of the strategic partnership announced on January 11, 2021. Following the exercise of the Options and subject to receipt by HUTCHMED of ordinary shares representing approximately 7.5% of shares (fully diluted) in Inmagene, Inmagene will be granted an exclusive license to further develop, manufacture and commercialize these two drug candidates worldwide.

As part of the partnership, HUTCHMED granted Inmagene exclusive options to multiple drug candidates solely for the treatment of immunological diseases. Since the execution of the Option agreement, Inmagene has funded and led two of these candidates, IMG-004 and IMG-007, to clinical development. For each of the drug candidates, IMG-004 and IMG-007, HUTCHMED is entitled to receive potential payments subject to the achievement of development milestones of up to US$92.5 million and subject to the achievement of commercial milestones of up to US$135 million, as well as royalties upon commercialization.

In 2023, Inmagene initiated two global Phase IIa clinical trials in adults with moderate-to-severe atopic dermatitis and in adults with alopecia areata, with the investigational OX40 antagonistic monoclonal antibody (mAb) IMG-007. It also completed a Phase I single ascending dose (SAD) study of IMG-004, a reversible, non-covalent, highly selective oral BTK inhibitor designed to target immunological diseases.

Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said: “This is an important step for the progress of these two drug candidates in immunological diseases and demonstrates the potential of the candidates discovered by HUTCHMED. The success of this strategic partnership provides further validation of HUTCHMED’s in-house R&D engine and our collaborative approach to developing some of our innovative drug candidates. We look forward to continuing our partnership with Inmagene and seeing the impact these drug candidates could have for patients with immunological diseases.”

About Inmagene

Inmagene is a global clinical-stage biotechnology company developing novel therapeutics for immunological and inflammatory diseases. The company’s highly differentiated clinical-stage pipeline has multiple candidates with best-in-class potential. The lead asset IMG-007, a non-depleting anti-OX40 mAb, is in two global Phase IIa clinical trials in atopic dermatitis and alopecia areata. IMG-004, a non-covalent reversible BTK inhibitor is in a Phase I multiple ascending dose (MAD) study. IMG-008, an in-house developed long-acting anti-IL-36R mAb is entering global Phase I clinical development.

For more information, please visit www.inmagenebio.com.

About IMG-007

IMG-007 is a humanized anti-OX40 IgG1 mAb, with an elongated half-life and silenced antibody-dependent cell-mediated cytotoxicity (ADCC) function. OX40-OX40L axis is important in T cell activation, expansion, and survival, thereby having an important role in the pathogenesis of a spectrum of immunological and inflammatory diseases. In nonclinical studies, IMG-007 demonstrated the ability to selectively and potently block the signaling between OX40 and OX40L. Phase I SAD data suggests a 31-day half-life at anticipated therapeutic dose levels, enabling the potential for once every 12 weeks (Q12W) dosing, and a favorable safety profile without any pyrexia and chills, differentiating from similar molecules in development. It is being evaluated for the treatment of moderate-to-severe atopic dermatitis and alopecia areata in two Phase IIa studies.

About IMG-004

Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is a reversible, non-covalent, potent, highly selective and brain permeable oral agent. Phase I SAD study results suggest a long half-life and durable pharmacodynamics (PD) effect, enabling the potential for once-daily (QD) dosing. Following the ongoing Phase I MAD study, IMG-004 will be evaluated in chronic spontaneous urticaria (CSU) and rheumatoid arthritis (RA).

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of IMG-004 and IMG-007, the further clinical development for IMG-004 and IMG-007, its expectations as to whether any studies on IMG-004 and IMG-007 would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support approval of IMG-004 and IMG-007 for the treatment of patients with atopic dermatitis or other indications in jurisdictions such as China, the U.S., the E.U. or Japan, the efficacy and safety profile of IMG-004 and IMG-007;Inmagene’s ability to fund, implement and complete its further clinical development and commercialization plans for IMG-004 and IMG-007; the timing of these events; Inmagene’s ability to satisfy the terms and conditions under the license agreement, assumptions regarding changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of IMG-004 and IMG-007, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of IMG-004 and IMG-007 for a targeted indication; the sufficiency of funding; Inmagene’s ability to successfully develop, manufacture and commercialize IMG-004 and IMG-007, and the impact of COVID-19 or other infectious diseases on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / +1 973 306 4490 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500